SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No.    )*

                           NEW YORK HEALTH CARE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    649487105
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                                 (CUSIP Number)


                                 Hirsch Chitrik
                              1401 President Street
                               Brooklyn, NY  11213
                                 (718) 375-6700
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(Name, Address and Telephone Number of  Person Authorized to Receive Notices and
                                 Communications)


                                 With a copy to:
                             William J. Davis, Esq.
                             Scheichet & Davis, P.C.
                           505 Park Avenue, 20th Floor
                               New York, NY  10022
                                 (212) 688-3200

                                  July 29, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


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Note:  Six  copies  of  this  statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO.  649487105
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1     NAME  OF  REPORTING  PERSON  S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE
      PERSONS:  Hirsch  Chitrik                    ###-##-####
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     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                           (a)  [_]
                                                           (b)  [X]
                                                                 -
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     3     SEC  USE  ONLY
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     4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)           AF
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
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     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION         New  York
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 NUMBER  OF         7    SOLE  VOTING  POWER                616,075 (see Item 5)
  SHARES          --------------------------------------------------------------
BENEFICIALLY        8     SHARED  VOTING  POWER             NONE
OWNED BY EACH    --------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER            616,075 (see Item 5)
PERSON   WITH     --------------------------------------------------------------
                   10     SHARED  DISPOSITIVE  POWER        NONE
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     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY
            EACH  REPORTING  PERSON                         616,075 (see Item 5)
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)      [_]
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     13     PERCENT  OF  CLASS  REPRESENTED
            BY  AMOUNT  IN  ROW  (11)                       16.19% (see Item 5)
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     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     IN
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Item  1.     Security  and  Issuer.
--------     ----------------------

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of New York Health Care, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 1850 McDonald Avenue, Brooklyn, NY 11223.

Item  2.     Identity  and  Background.
--------     --------------------------

     (a) - (b) The person filing this Schedule is Hirsch Chitrik, an individual (the "Reporting Person"). The Reporting Person's home address is 1401 President Street, Brooklyn, NY 11213.

     (c) The Reporting Person's principal employment is as president and a director of Citra Trading Corporation, a privately held jewelry company located at 590 Fifth Avenue, New York, NY 10019. He is also a director of the Issuer.

     (d) - (e) At no time during the last five years was the Reporting Person convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)     The  Reporting  Person  is  a  citizen  of  the  United  States.

Item  3.     Source  and  Amount  of  funds  or  Other  Consideration.
--------     ---------------------------------------------------------

     The Reporting Person is a stockholder of a privately held New Jersey Subchapter "S" corporation named Heart to Heart Health Care Services, Inc. ("Heart to Heart") in which he beneficially owns 20% of the outstanding equity shares. On July 29, 1999, Heart to Heart, which is the holder of the Issuer's promissory note in the currently outstanding amount of $550,000 bearing interest at the rate of 9% per annum, converted $100,000 of the principal amount of that promissory note into 110,375 shares of the Issuer's newly authorized Class A Convertible Preferred Stock at a conversion price of $.906 per share, each share of which is convertible at any time into shares of the Issuer's Common Stock. As the owner of 20% of the equity of Heart to Heart, the Reporting Person is receiving 22,075 shares of the Issuer's Class A Convertible Preferred Stock. The source of funds used to purchase those shares was a $20,000 portion of the Issuer's indebtedness which was converted into those shares.


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Item  4.     Purpose  of  Transaction.
--------     -------------------------

     The Reporting Person acquired beneficial ownership of the Issuer's Common Stock by reason of having acquired shares of the Issuer's Class A convertible Preferred Stock for the purpose of (i) investment and (ii) for the purpose of enabling the Issuer to increase its net tangible assets by reducing its indebtedness so as to comply with the continued listing requirements of the Nasdaq SmallCap Market requiring more than $2,000,000 in net tangible assets.

     Except as set forth above, the Reporting Person has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item  5.     Interest  in  Securities  of  the  Issuer.
--------     ------------------------------------------

     (a) The Reporting Person becomes the beneficial owner of 616,075 shares of the Issuer's $.01 par value Common Stock, which represents 16.19% of the issued and outstanding shares of the Issuer's Common Stock as of June 30, 1999, the date of the Issuer's most recent Form 10-QSB Report. Of the 616,075 shares of the Issuer's Common Stock beneficially owned by the Reporting Person, 498,000 shares are owned directly and 118,075 shares are available for acquisition pursuant to the terms of the Issuer's Class A Convertible Preferred Stock owned by the Issuer.

     (b) The Reporting Person has the sole power to vote or direct the disposition of up to 616,075 shares of the Issuer's Common Stock.


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     (c)     No  transactions  in  common  stock  were effected by the Reporting
Person  during the past 60 days or since the most recent filing on Schedule 13D.

     (d) No person other than the Reporting Person herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)     Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
--------     ------------------------------------------------------------------
Respect  to
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Securities  of  the  Issuer.
----------------------------

     The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies. The only relationship between the Reporting Person and the other stockholders of Heart to Heart who have also acquired shares of the Issuer's Class A Convertible Preferred Stock is that they each are shareholders of Heart to Heart and have acquired shares of the Issuer's Class A Convertible Preferred Stock as part of the transaction between Heart to Heart and the Issuer in which Heart to Heart agreed to convert $100,000 of outstanding Issuer debt into such shares and directed the issuance of those shares to the Heart to Heart stockholders as their interests appeared.

Item  7.     Materials  to  be  Filed  as  Exhibits.
--------     ---------------------------------------

     Exhibit 10.42 - Agreement between the Issuer and Heart to Heart Health Care Services, Inc. dated July 29, 1999.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August     ,  1999

                                   /s/  Hirsch  Chitrik
                                        ---------------
                                        Hirsch  Chitrik

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